UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DRAGONFLY ENERGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26145B 106

(CUSIP Number)

Denis Phares

Dragonfly Energy Holdings Corp.

1190 Trademark Dr. #108

Reno, Nevada 89521

Telephone: (775) 622-3448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Denis Phares
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,280,689*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,280,689*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,280,689*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%*
14	TYPE OF REPORTING PERSON IN

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 12, 2022 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 is hereby supplemented as follows:

c)	The Reporting Person’s present principal occupation is President, Chief Executive Officer and interim Chief Financial Officer of the Issuer.

Item 3. Source and Amounts of Funds.

Item 3 is hereby supplemented as follows:

The Reporting Person acquired 204,266 shares of Common Stock through restricted stock options that were issued by the Issuer on February 10, 2023, in connection with the Reporting Person’s services performed as Chief Executive Officer of the Issuer for no additional consideration.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

f)	The Issuer has appointed the Reporting Person as its interim Chief Financial Officer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Amendment and the Schedule 13D, as applicable, is hereby incorporated by reference in its entirety into this Item 5.

a)	The Reporting Person directly owns 15,062,786 shares of Common Stock, and indirectly owns 1,217,906 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting Person has also been granted 177,313 options that have fully vested as of August 12, 2023. The Reporting Person’s holdings represent an aggregate of approximately 27.6% of the Issuer’s issued and outstanding shares of Common Stock (based on 59,550,812 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

As of November 9, 2022 the Reporting Person beneficially owns 16,232,165 shares of Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 37.4% of the Issuer’s issued and outstanding shares of Common Stock (based on 43,272,728 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022).

As of March 21, 2023, the Reporting Person beneficially owns 16,447,215 shares of Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 35.8% of the Issuer’s issued and outstanding shares of Common Stock (based on 45,794,923 shares of Common Stock outstanding as of March 21, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 17, 2023).

As of May 24, 2023, the Reporting Person beneficially owns 16,440,025 shares of Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 29.4% of the Issuer’s issued and outstanding shares of Common Stock (based on 55,885,513 shares of Common Stock outstanding as of May 24, 2023, as reported in the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 22, 2023).

As of August 16, 2023, the Reporting Person beneficially owns 16,458,002 shares of Common Stock. The Reporting Person’s holdings represent an aggregate of approximately 28.0% of the Issuer’s issued and outstanding shares of Common Stock (based on 58,780,316 shares of Common Stock outstanding as of August 16, 2023, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 21, 2023).

The information set forth in Item 3 of this Schedule 13D regarding certain contingent rights to receive additional Common Stock is hereby incorporated by reference into this Item 5(a).

b)	The Reporting Person has the sole power to vote and dispose of 16,280,689 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

c)	The reporting person effected no transactions during the sixty (60) days prior to November 9, 2022. This Amendment No. 1 is being filed to disclose the following transaction, as required under applicable rules, which transaction was earlier publicly disclosed on a Form 3 filing made with the SEC under Section 16 of the Securities Exchange Act of 1934 (as well as earlier reports filed by the issuer on Form 10-Q, Form 10-K, and a proxy statement): On October 7, 2022, the Issuer provided the Reporting Person with a non-qualified ten-year stock option for the purchase of up to 177,313 shares of Common Stock, at a per-share price of $0.32. The option vested as to 25% of on August 12, 2020 and continued to vest as to 75% of the option in thirty-seven (37) monthly installments from August 12, 2020 through August 12, 2023. In addition, the Issuer provided the Reporting Person with grant of 15,899,110 shares of Common Stock. The option and the Common Stock were issued as stock-based compensation to the Reporting Person.

The reporting person effected no transactions during the sixty (60) days prior to March 21, 2023. This Amendment No. 1 is being filed to disclose the following transaction, as required under applicable rules, which transaction was earlier publicly disclosed on a Form 4 filing made with the SEC under Section 16 of the Securities Exchange Act of 1934 (as well as earlier reports filed by the issuer on Form 10-Q, Form 10-K, and a proxy statement): On February 10, 2023, the Issuer provided the Reporting Person with restrict stock units (“RSUs”) in the amount of 204,266 shares of Common Stock, at a per-share price of $0. The RSUs were issued as stock-based compensation to the Reporting Person.

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to June 22, 2023.

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior August 16, 2023.

There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior the filing of this Amendment.

d)	Not applicable.

e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

By:	/s/ Denis Phares
Denis Phares